WOODSIDE
AUSTRALIAN ENERGY

02034042

02 MAY 14

16 April 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: <u>EXEMPTION FILE NO. 82.2280</u>

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- Stock Exchange Release in relation to Woodside's Chairman's and Managing Director's Addresses at the Annual General Meeting, lodged with the Australian Stock Exchange ("ASX") on 16 April 2002.
- Drilling Report in relation to Exeter-1 (WA-191-P) lodged with the ASX on 16 April 2002.
- Stock Exchange Release in relation to the Disclosure of Proxy Votes and Poll Results at the Company's Annual General Meeting on 16 April 2002.

Yours faithfully
WOODSIDE PETROLEUM LTD.

LYNNE KYLE
Corporate Assistant

PROCESSED
MAY 2 1 2002
THOMSON
FINANCIAL

dlw 5/15

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

Woodside Petroleum Ltd.
31st Annual General Meeting
Sheraton Towers Southgate, Melbourne
16th April 2002

CHAIRMAN'S ADDRESS

This morning I intend to highlight some of the major features of the Company's performance over the past year and comment on the outlook for the rest of 2002. I will also invite Woodside's Managing Director, John Akehurst, to provide details on the Company's operations in 2001 and to make some comments on our current business strategy. We will then move onto the procedural matters at which time there will be opportunities for shareholders to ask questions.

Overview

The Company achieved progress across the breadth of its business activities during 2001, enabling it to build upon its excellent performance in 2000. Our operational and financial performance was sound, approved projects progressed on, or ahead of, schedule and within or under budget. We also made significant progress with the definition of future production opportunities and added to the longer-term portfolio of development prospects.

The year also presented a number of challenges for the Company including its response to the takeover offer and revised asset transfer proposal from Shell and significantly lower commodity prices in the latter part of 2001.

Despite 2001 being a busy year for the Company, I am pleased to report that our safety performance improved considerably compared with the disappointing performance in 2000. This area remains of prime importance to us and continues to receive renewed and focussed attention.

The Company's achievements overall in 2001 reflect the commitment and dedication of the management team led by the Managing Director, John Akehurst and employees and contractors throughout Woodside. On your behalf I express our appreciation to them.

The Company has managed its existing business effectively and profitably. At the same time, a range of business enhancement and expansion plans and activities designed to grow future shareholder value, were implemented.

In summary, the results for 2001 reflect lower oil prices, favourable exchange rates, the costs of hedging, the first time payment of Petroleum Resource Rent Tax of A$81.1 million after tax, and broadly steady production and sales volumes. The highlights were:

- sales revenue of A$2,344.5 million;
- a net profit of A$909.6 million which includes A$185.2 million from the sale of a 16.39% interest in Greater Sunrise;
- earnings per share of A$1.36;
- a return on average capital employed of 23.4%;
- a return on shareholders funds of 35.6%;
- debt of US$850 million, gearing at 37%; and
- total dividends of 70 cents per share fully franked.

Progress with Strategic Growth Objectives

2001 saw the start-up of oil production from the Legendre oilfields in May and the start-up of gas and condensate production from the Echo-Yodel development in late December, some three months ahead of schedule.

Steady progress was also made towards our medium-term growth objectives.

- the Laminaria phase 2 oil development is 55% complete and despite slower than expected progress with development drilling, it remains on schedule to meet a start-up target of mid-2002;

- the Ohanet liquids project in Algeria is more than 60% complete and remains on schedule to meet a start-up target of the fourth quarter of 2003; and
- the fourth LNG processing train on the Burrup Peninsula is 32% complete and remains on schedule to meet a start-up target of mid-2004.

2001 saw the Company undertake a major exploration program consisting of 22 exploration wells which resulted in seven discoveries. Five of the discoveries were in Australia and the initial results in Mauritania were encouraging for future success in this area. The Timberwolf discovery in which we have a relatively minor interest of 2.75%, was the Company's first exploration success in the Gulf of Mexico.

In addition, the Company progressed a number of identified new business opportunities during the year, including:

- the signing of a Gas Sales Agreement between the North West Shelf Venture and Methanex Australia Pty Ltd for the supply of up to 200 terajoules of gas per day to a proposed methanol plant on the Burrup Peninsula, commencing in late-2005;
- the North West Shelf Venture being selected as one of three short-listed tenderers for the supply of three million tonnes of LNG per annum, commencing in late-2005, to a new LNG terminal being constructed by BP in China's Guangdong Province. Success in China would underpin the investment required to construct a fifth LNG processing train on the Burrup Peninsula ;
- further appraisal and technical studies on the Vincent-Enfield-Laverda oilfields in Permit WA-271-P in north-western Australia resulted in Oil Reserves and Scope for Recovery volumes increasing to 310 million barrels of oil at the probable level. Concept definition work has identified two preferred options for the development of these oilfields;
- floating LNG being selected as the preferred LNG development option for the Greater Sunrise gas resources in the Timor Sea and the emergence of Shell Western, a subsidiary of Shell International, as the Sunrise Venture's most likely major LNG customer, with Sunrise Joint Venture participant, Osaka Gas, also being a LNG buyer;
- the Thylacine and Geographe gas discoveries in the Otway Basin in offshore Victoria. The successful development of these discoveries will enable the Company to provide a secure, long-term and competitive gas supply to Victoria and South Australia by mid-2006; and
- the Blacktip gas discovery in the southern Bonaparte Basin in the Timor Sea identified a potentially commercial gas resource in shallow water approximately 100 kilometres off Australia's northern coastline. This discovery together with other identified prospects in the area, provide the promise of an additional supply source for the Northern Territory's domestic gas market.

During 2001, the Company was also active in screening potential acquisition targets. In January this year, we submitted an expression of interest in acquiring the international oil and gas operations of Veba Oil and Gas from BP. Veba's assets are concentrated in three regions, the North Sea, North Africa and Northern Latin America with production of nearly 60 million barrels of oil equivalent per year.

Woodside viewed this acquisition as an opportunity to build a portfolio of international assets to significantly enhance production and revenue as well as providing a platform for future growth.

Our bid was underpinned by strict financial parameters that established a price that would, in our view, deliver value to Woodside's shareholders. The Company was not prepared to go beyond that price in bidding for Veba Oil and Gas and as a result was not selected as the preferred bidder.

While this outcome was disappointing, the quality of research and due diligence underpinning Woodside's bid was of a high standard and demonstrated that the Company has both the necessary capability and discipline to pursue strategic opportunities of this type. As a result, we are confident that Woodside is well placed to build additional shareholder value through active portfolio management.

The Company also continues to be active in a range of community based activities through its sponsorship and donations programs as well as employee involvement.

Apart from our involvement in tertiary education through the funding of University Chairs at both the University of Western Australia and Curtin University, the Company's prime interest remains the provision of opportunities for young people in the communities in which we operate. As a result, we have maintained, or

- established new partnerships, with a diverse group of organisations that provide opportunities for young people in areas including cultural pursuits, science, technology, and environmental endeavours.

With respect to Board membership, Mr Peter Duncan resigned at the end of February this year as a Director of the Company. On behalf of the Board, I wish to thank Peter for his contribution over the past two and a half years.

Woodside - Shell Relationship

Shareholders will recall that in April 2001, the Federal Treasurer made orders under section 18 of the Foreign Acquisitions and Takeovers Act prohibiting Shell from increasing its existing 34.27% shareholding in Woodside. As a consequence of the Treasurer's decision, the foreign investment condition on Shell's takeover bid could not be fulfilled and any acceptances received by Shell were void. The Treasurer's orders also meant that Shell's revised asset transfer proposal could not proceed. Shell withdrew its takeover bid soon after the Treasurer's decision.

Discussions have subsequently taken place between our two companies aimed at ensuring that the relationship moves forward on a basis that is mutually beneficial. These discussions are continuing with the objective of defining a specific program of activities which Woodside and Shell would undertake together, which in turn would assist Woodside in achieving its future growth targets.

I would now like to introduce Woodside's Managing Director, John Akehurst.

MANAGING DIRECTOR'S ADDRESS

Charles Goode has just described the Company's financial results for 2001 and outlined the progress which we have made during the year with our growth initiatives.

I would now like to highlight some of the achievements in the critically important areas that underpin those financial results and then describe our current strategy to continue the Company's growth over the long term.

Operational Performance

As we search for new growth opportunities, one of the critical success factors for the business is to ensure that our existing revenue-generating activities continue to be managed in a safe, operationally efficient and highly profitable way.

I would like to start with the health and safety of our people and our care for the environment in which we work.

Care and respect for people and for the environment are fundamental values at Woodside. We have set ourselves the objective of achieving excellence both in the financial performance of our production operations and in the areas of health, safety and the environment. We believe that people should be treated with respect and dignity in the workplace and that our future business success depends on this.

We have demonstrated that the two objectives of being profitable and safe are entirely complementary. However, from time to time everyone has difficult choices to make and we consider it to be an immutable principle that if a conflict does arise between our production objectives and the safety of our people, safety always comes first. It is equally important that those who make these difficult front line decisions are always supported.

At the last Annual General Meeting, I described to you my sadness that a number of our people had been injured while pursuing our business activities. I am pleased to report to you that most of those individuals have made a full recovery - but unfortunately not all. Some remain with permanent disabilities despite the best attention that the medical profession can provide.

During the first quarter of 2001, we continued the disappointing HSE performance that we experienced in the second half of 2000. So, we changed our approach. We got more personal and passionate about it.

We have encouraged the sense of caring that each supervisor naturally feels for his or her colleagues as individual human beings. We have reinforced the discipline which is required to properly exercise our duty of care. And we have seen a big reduction in the number of accidents, incidents and near misses across the Company.

Despite this, it remains a source of great regret for both management and the Board that, during the year, a number of those involved in our operations still received painful injuries. Our ultimate goal is zero injuries and incidents in our operations, and we are again refocusing our efforts in the pursuit of this objective.

Production Performance

Moving to production performance, as the Chairman has already stated, we saw record production levels for the Company during 2001.

This was achieved despite the expected start of decline in production from the Laminaria oil field as a result of reserves depletion. The performance of our operations team on the Northern Endeavour, our production facility at Laminaria, was exceptional.

They achieved an "oil uptime" availability of 97%, which benchmarks very favourably against world best-practice for similar facilities. This made it possible for us to achieve an average oil production rate of over 117,000 barrels per day. This was ahead of our plan.

Their efforts are also reflected in a number of significant milestones achieved during 2001, which include cumulative production of 100 million barrels and the loading of the 150th cargo in early December.

It's important to note that these production successes were achieved in conjunction with an outstanding safety performance. The Northern Endeavour operations team has not sustained even a single medical treatment case in the past year with only one case in the past two years. This demonstrates that it must be possible for us to achieve zero injuries in our operations.

Total production during 2001 through the Northern Endeavour from the Laminaria and Corallina fields was 42.8 million barrels, 26% higher than planned. The total revenues associated with this production were some A$2 billion.

Under Woodside's operatorship, the North West Shelf Venture business also delivered a sound operational performance in 2001. The onshore gas plant and offshore production facilities made a very significant contribution to Woodside's financial performance by exceeding planned production targets for most products.

Production of natural gas for the Western Australian market during 2001 was significantly higher compared with the corresponding period in 2000. This resulted from increased demand from AlintaGas, Alcoa and BHP Billiton's DRI plant. Production during the period averaged 536 terajoules per day compared with 483 in 2000.

The operational performance of the Cossack Pioneer, the North West Shelf's oil production facility continued to exceed expectations during 2001, averaging 117,000 barrels per day. The anticipated production decline due to reserves depletion did not commence as predicted and the Cossack field's estimated oil recovery has since been upgraded to reflect this better than expected reservoir performance.

In total, on behalf of itself and its co-venturers, Woodside was responsible for the production, processing and delivery to customers of some 180 million barrels of oil equivalent from the North West Shelf during 2001. This resulted in gross revenues of around A$9 billion for the year.

The benefits of improvements to the Company's project and capital expenditure management processes were also evident in the performance of our two latest capital projects. Firstly, an excellent performance by

the North West Shelf's Echo-Yodel project team resulted in start-up in late December 2001, three months ahead of the original schedule and within the approved budget of A$205 million.

Secondly, the successful conclusion of the Legendre oil field development provided additional oil production early in the second-half of 2001. This project was also completed ahead of the original schedule and within the approved budget, although it did suffer initial difficulties with its gas re-injection compressor. The facility is currently producing 31,000 barrels per day.

This all-round good performance together with the additional oil and condensate production from our newly commissioned facilities, enabled Woodside to achieve record product sales of 66.4 million barrels of oil equivalent in 2001.

With respect to the production outlook for 2002, we have set ourselves the target of matching 2001's record production level. Critical to achieving this will be the continued excellent operating performance of all facilities. We have seen a very good start to the year in this respect, with cumulative oil production from the Laminaria and Corallina oil fields in the Timor Sea and from the Wanaea and Cossack fields in the North West Shelf currently ahead of plan for the year. However, the North West Shelf has seen a reduction in gas demand as a result of the renewed technical difficulties at BHP Billiton's DRI plant at Port Hedland.

On the positive side, we are expecting a significant boost to oil production from the start up of the Laminaria phase 2 project, which is currently planned for the middle of this year. While on the negative side, the requirement for us to redesign the Phase 2 wells to be vertical rather than horizontal after we encountered drilling difficulties, will probably result in lower total production from the Phase 2 project in 2002.

A huge effort continues to be focused on these critical performance areas and I expect to be able to give a better view on progress towards meeting our production target for 2002, in the mid-year report.

Reserves

I would now like to provide you with an outline of our position with respect to hydrocarbon reserves, which of course, underpin the future revenues of the Company.

Our objective each year is to ensure that we can book sufficient new reserves, firstly to replace the year's production and, secondly, to provide for future growth. I am pleased to report that exploration and studies undertaken during 2001 achieved both these objectives.

At the end of 2001, Woodside's Probable reserves position stood at 1.2 billion barrels of oil equivalent, an increase of 22 million barrels of oil equivalent, after replacing 2001 production volumes of 66 million barrels. This equates to a reserves replacement ratio of 132% at the Probable level.

Our explorers and petroleum engineers have demonstrated consistently good performance in this area. This is the sixth successive year that reserves replacement has exceeded production. As a result, the Company's Probable reserves have risen from 735 million barrels of oil equivalent in 1995 to 1.2 billion barrels today. This has been achieved, in addition to replacing production and sales of over 300 million barrels of oil equivalent during the period. This performance clearly bodes well for the long-term growth of the Company.

Strategy

I would like to conclude by talking briefly about Woodside's ongoing strategy before handing back to Charles Goode to provide an outlook for the future.

During the late '80s and early '90s, Woodside's growth was built exclusively on the North West Shelf. We then saw exploration success with the Laminaria and Corallina oil fields in the Timor Sea and it became clear that our major challenge was to find new growth opportunities. These were required in order to reinvest, in a profitable way, part of the very significant cashflow, which we knew we would be earning in the early 2000's.

We considered a number of alternative strategies for the Company. The consistent good performance of our technical groups (explorers, petroleum engineers, project engineers and operators) has reconfirmed that our core competences lie in finding new oil and gas deposits, rapidly appraising them and then creating the infrastructure through which they can be produced safely and profitably. We therefore do not see Woodside as a major downstream investor.

At the same time that we were starting to look for new growth opportunities, it became clear that the overall prospectivity of Australia for oil was seen to be declining and there were already many large gas fields, including some of our own, queuing to get to market. The international majors, including our 34% shareholder have substantially reduced, or ceased, greenfield exploration for oil in Australia believing that more prospective and profitable opportunities are to be found offshore.

We therefore adopted the following strategy:

Firstly, we decided to continue to explore for oil in two specific frontier areas in Australia, namely west of Exmouth in Western Australia and in the Great Australian Bight. As you are aware, we have seen three significant oil discoveries in our 100% block WA-271-P west of Exmouth and we will be drilling our first well in the Great Australian Bight later this year.

Secondly, we looked to bring to market, the very significant gas resources, which we already had on our books in the Northwest Shelf, Sunrise and Brecknock gas fields. We are currently in the final bidding stages for the first supply contract for LNG to China and we are moving forward rapidly with plans for the world's first floating LNG facility on the Sunrise field.

Thirdly, we embarked on an integrated program to discover new gas reserves offshore Darwin and in the Otway Basin off Victoria with the objective of supplying this gas to the domestic markets in the Northern Territory and the Eastern States. Again, we have been successful in discovering new gas in both locations and are now looking to commit this gas to customers at the earliest opportunity.

Fourthly, we decided to start to build a portfolio of assets outside this country to provide for the long term growth for the company, recognising the declining prospectivity here in Australia. We chose, Mauritania, Algeria and the Gulf of Mexico as our initial areas for investment with the objective of building significant businesses in each location. So far, we have been rewarded with a significant discovery in Mauritania, a share of a successful project in Algeria and a small discovery in the Gulf of Mexico.

Woodside will be sticking with this strategy as we look to build further growth beyond the end of this decade and I hope that we will be in a position to increase the breadth of our international portfolio during 2002.

At the same time, we will continue to screen acquisition opportunities to ensure that Woodside is well placed to make a bid if the right assets present themselves.

Our success in achieving the challenging objective of creating top quartile growth for the Company will ultimately depend on the people who work at Woodside. In handing back to Charles Goode to give you an outlook for the future, I would like to acknowledge the Woodside management team and all the employees of the Company who have worked so hard, particularly during 2001, to achieve success for the company.

They are a wonderful group of people and I feel proud to work together with them. In concluding, I would particularly like to acknowledge our retiring Chief Financial Officer, Bob Carroll, who leaves the company after 20 years service and our new CFO, Doug Bailey who has joined us this week.

CHAIRMAN'S ADDRESS (continued)

2002 Outlook

Looking forward to the balance of 2002 and beyond, the Company continues to be well positioned to pursue its strategic growth objectives and to add further shareholder value.

The Company's core competencies remain in hydrocarbon exploration, development of discoveries, production and processing of oil and gas resources and the marketing of these products. This will remain Woodside's key focus.

The Company's exploration efforts will continue to be based on both its Australian acreage and the continued development of its international business portfolio through greenfield exploration, brownfield developments and acquisitions.

In support of this approach, a substantial exploration program is planned in Australia, West Africa and the Gulf of Mexico. We expect to spend around A$200 million on exploration during the 2002 calendar year. The program includes at least 12 exploration wells of which 9 are planned to be in Australia and 3 in our international acreage. Our first exploration success in 2002 was in March with the Santos operated Norfolk oil discovery in north-Western Australia in Permit WA-191-P. Woodside's interest is 8.2%. Woodside has a 10.93% interest in the Exeter-1 well, located 11 kilometres to the south-west of the Norfolk well, and this is currently being drilled.

Development planning associated with the Company's first international oil discovery in offshore Mauritania, 90 kilometres off the west-coast of Africa, has commenced. The successful outcome of an exploration and appraisal drilling campaign in the greater Chinguetti area planned for the third quarter of 2002, will be a major influence in determining the scope and timing of any future commercial development. Success here would be a particularly exciting outcome as it would most likely result in Mauritania's first oil production and the first Woodside operated international oil production facility.

Closer to home the Company has a number of exciting development opportunities which will continue be pursued in 2002.

The most significant of these is the development of a number of recently discovered oilfields in Permit WA-271-P in north-Western Australia, in which Woodside has a 100% interest. During 2001, concept definition work identified two preferred development options, an early Enfield stand-alone development, which could commence production in late 2005, or a combined Vincent-Enfield development, which could commence production one year later. More recently, the successful Enfield-4 appraisal well demonstrated the presence of oil in a fault block adjoining the main field and this provides scope for further upside in total reserves within the permit. This result also enables the technical work associated with the two development options, to move ahead with greater confidence.

We expect to be in a position to make a decision by the end of this year on whether we will pursue early oil production from the Enfield stand-alone development or the larger but later, combined Vincent-Enfield development.

Further progress is also being made on the floating LNG development for the Greater Sunrise gas and condensate fields in the Timor Sea. Recently, Woodside and Shell were joined by Osaka Gas in agreeing that floating LNG is the only commercially viable development option for these remote gas resources. Osaka Gas has formally indicated its support for the sale of Sunrise gas to the proposed Shell majority owned floating LNG facility. Osaka Gas has also confirmed its intention, subject to agreement on terms, to purchase 500,000 tonnes of LNG per annum from the facility, for supply to Japan. This is in addition to the 4.5 million tonnes per annum of LNG that Shell intends to purchase and supply to North American markets by delivering Sunrise LNG through its proposed LNG re-gasification terminal on the Baja Peninsula in Mexico.

The Sunrise joint venture participants have been offered equity in the floating LNG facility of up to 49%, based on proportions that reflect their share in the discovered gas resources. The remaining 51% interest in the facility will be held by Shell. Woodside's existing interest in the Greater Sunrise gas resources is 33.4%, which would provide the Company with a 22.3% interest in the proposed floating LNG facility.

Subject to satisfactory progress with technical work and commercial negotiations with Sunrise joint venture participant, Phillips Petroleum, we expect the project to enter the basis of design and front-end engineering phase by the middle of this year. Based on this schedule, we expect a final investment decision toward the end of next year and the start-up of LNG production before the end of 2007.

In respect to the North West Shelf Venture, we await the outcome of the tender process to supply LNG to Guangdong province in China. This may well provide the basis for a fifth LNG processing train on the Burrup Peninsula.

Turning to Victoria, the Company is fortunate in having access to a significant offshore gas development opportunity. Technical and commercial feasibility studies to understand the reservoirs and consider the range of potential development concepts for the Thylacine and Geographe gas fields in the Otway Basin are underway. The completion of this work will enable the selection of the preferred development concept by the end of this year.

At this stage, start-up of gas production is being targeted for mid-2006. Work has commenced on planning for the environmental studies and initial discussions have been held with government regarding the approvals process.

Market development activities have also commenced with potential customers. The signing of conditional gas sales agreements with foundation customers is targeted for the end of this year.

While on the subject of the eastern states' energy market, I wish to confirm that Woodside and its co-shareholders Shell Australia, United Energy and Energy Partnership have recently appointed investment bank Carnegie, Wylie & Company to undertake a strategic review of Pulse Energy that may include the sale of the business. This provides Woodside with a review of both its strategic rationale for making this investment and its fit with the Company's portfolio of growth opportunities.

Woodside has a 10% interest in Pulse Energy a retailer of gas and electricity in Victoria with approximately 1.1 million customer accounts. It is the third largest privately-owned energy retailer in Australia with revenues of approximately A$950 million per annum.

National Issues

I think there are two general problems in respect of a number of our nation's policies on national issues. Firstly we have a tendency as a nation, even when we have agreed objectives, to make fairly tentative and small steps in policy initiatives rather than make a quantum move. Secondly too many of our policies are too short term.

There is a need to develop medium term policies in respect to major issues such as the economy, taxation, education, population, the environment, foreign ownership, and energy.

Looking at our energy picture, forecasts indicate a likely decline in Australia's self-sufficiency in liquid hydrocarbons from an average of 80-90% over the past decade to less than 40% in 2010. The implications are significant in respect of our trade balance, government revenue, employment, and our security. Our trade balance, for example in liquid hydrocarbons, which does not include natural gas, is likely to fall from its current near balance depending on the particular year, in fact in 2000/2001 we actually had a surplus trade balance of A$1.2 billion, to a projected deficit of A$7-$8 billion in 2009/2010 on the assumption of an imported oil price of US$20 per barrel and a 55 cent exchange rate with the US dollar.

It is important for Australia to bring its large static natural gas resources into early production for both domestic consumption and export in order to minimise the forecasted growing trade imbalance in liquid hydrocarbons. Sunrise floating LNG and the North West Shelf Venture's train 5 are particularly important projects in this respect.

We call on the government to examine what changes are necessary to the Petroleum Resource Rent Tax to encourage deep-water exploration and the development of marginal oil accumulations and stranded gas reserves. We also call on the government to introduce internationally competitive depreciation write-off periods for oil and gas facilities and pipelines.

Conclusion

In summary, 2001 was a year of solid performance for the Company and one in which progress was made in respect of key growth opportunities.

Our key tasks in 2002, apart from continuing to improve our health, safety and environmental performance are to:

- achieve an excellent production performance which will enable us to maintain production at similar levels to those achieved in 2001;
- resolve outstanding issues with Shell to ensure that the relationship between the two companies continues to move forward on a mutually beneficial basis;
- finalise development planning for at least two new major production opportunities, namely the WA-271-P oilfields in offshore Western Australia and the Sunrise gas and condensate fields in Northern Australia. Together these developments should enable the Company to achieve a significantly higher plateau level of production during the mid-to-latter part of this decade; and
- market the North West Shelf Venture's LNG with a view to having the basis for establishing a fifth LNG train.

Profitability in the year ahead will be influenced by Petroleum Resource Rent Tax payments related to production from the Laminaria and Corallina oilfields. Also, as always, much will depend on oil prices and exchange rates. We know we have good reserves, good management, and a substantial exploration program and this provides us with the basis for considerable confidence in the future of the Company.

Thank you.

16 April 2002

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-191-P
EXETER-1

Woodside Petroleum Ltd. participant in the WA-191-P Joint Venture, located in the Carnarvon Basin of the North West Shelf, reports that on 16 April 2002 the Exeter-1 exploration well was running wireline logs after intersecting a 22 metre gross oil column in the Angel Formation.

Since the last report the well was drilled to a total depth of 3212 metres in an 8½ inch hole.

All reported depths are referenced to the rig rotary table.

The well is being sole risked by 3 of the 4 permit holders. Woodside's interest in the well is 10.93%. Other participants are Santos Ltd. (44.53% - Operator) and Mobil Australia Resources Company Pty. Ltd (44.54%).

ANTHONY NIARDONE
Asst. Company Secretary

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

ANNUAL GENERAL MEETING 16 APRIL 2002
DISCLOSURE OF PROXY VOTES AND POLL RESULTS

In accordance with Section 251AA of the Corporations Act, the following information is provided to Australian Stock Exchange Limited in relation to resolutions passed by members of Woodside Petroleum Ltd. at its Annual General Meeting held in Melbourne on 16 April 2002:

Resolution Number	Resolution 2a Re-Elect: Rory Argyle	Resolution 2b Re-Elect: Charles Goode	Resolution 2c Re-Elect: Richard Searbyr	Resolution 3 Increase in NED's fees
Decided by show of hands (S) or poll (P)	S	S	S	S
Total number of proxy votes exercisable by proxies validly appointed	346,811,154	346.811.154	346.811.154	339.401.799
Total number of proxy votes in respect of which the appointments specified that:				
- the proxy is to vote for the resolution	107.242.483	107.214.687	107.020.518	332.878.975
- the proxy is to vote against the resolution	100,127	133.524	304.694	2.962.158
- the proxy is to abstain on the resolution	990,461	986.361	996,453	1,181,082
- the proxy may vote at the proxy's discretion	238.478.083	238.476.582	238,489,489	2,379.584
Total votes cast on a poll in favour of the resolution	N/A	N/A	N/A	N/A
Total votes cast on a poll against the resolution	N/A	N/A	N/A	N/A
Total votes cast on a poll abstaining on the resolution	N/A	N/A	N/A	N/A
Total votes exercisable by proxies which were not cast	N/A	N/A	N/A	N/A

ANTHONY NIARDONE
Asst. Company Secretary